UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Paul S. Bird

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Boulder Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,694,619 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,694,619 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,694,619 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.5% (2)

14	Type of Reporting Person (See Instructions) PN

(1) The total number of shares of common stock, par value $0.01 per share (the “Common Shares”), reported includes, on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R Boulder Holdings, L.P. (“CD&R Holdings”). Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

(2) CD&R Holdings’ voting percentage is 12.5%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 77,429,084 (calculated by adding the 67,734,465 Common Shares outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-K, filed November 11, 2017, plus the number of Common Shares described in footnote (1) above).

SCHEDULE 13D

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Investment Associates IX, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,694,619 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,694,619 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,694,619 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.5% (2)

14	Type of Reporting Person (See Instructions) CO

(1) The total number of Common Shares reported includes, on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

(2) CD&R Holdings GP’s voting percentage is 12.5%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 77,429,084 (calculated by adding the 67,734,465 Common Shares outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-K, filed November 11, 2017, plus the number of Common Shares described in footnote (1) above).

EXPLANATORY NOTE

Item. 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Common Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, VA 20170.

The Reporting Persons (as defined in Item 2(a)-(c)) beneficially own shares of Series A Cumulative Convertible Participating Preferred Stock, par value $0.01, of the Issuer (the “Preferred Shares”). Each Preferred Share is entitled to vote with holders of Common Shares on an as-converted basis. Each Preferred Share is convertible at any time, at the option of the holder, into a number of Common Shares, with the precise number determined by a formula in the Preferred Certificate of Designations, Preferences and Rights of Cumulative Convertible Participating Preferred Stock of the Issuer (the “Certificate of Designations”). Consequently, the Reporting Persons may be deemed to beneficially own the Common Shares into which the Preferred Shares held by the Reporting Persons are convertible, without regard to the number of authorized Common Shares available for issuance.

Item. 2.  Identity and Background

(a) - (c)   This Schedule 13D is filed jointly on behalf of: (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 4, 2018, a copy of which is attached hereto as Exhibit 99.1.

The address for each of the Reporting Persons is c/o M&C Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            CD&R Holdings and CD&R Holdings GP are organized under the laws of the Cayman Islands.

Item. 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 400,000 Preferred Shares acquired by CD&R Holdings on January 2, 2018 was $400,000,000.

CD&R Holdings obtained funds from capital contributions of its partners.

Item. 4.  Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons beneficially own an aggregate of 400,000 Preferred Shares.  Such shares may be converted at any time at the option of the holder into 9,694,619 Common Shares  representing approximately 12.5% of the Issuer’s outstanding Common Shares (as of October 31, 2017 and assuming no adjustment to the initial conversion price of $41.26 per share).  See “Item 5. Interest in Securities of the Issuer.”

As of the date of this filing, pursuant to the Investment Agreement (as defined below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), the Issuer’s board of directors (the “Board”) has elected the Purchaser Designees (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), Philip K. Knisely, an operating advisor to the funds managed by Clayton, Dubilier & Rice, LLC (“CD&R”), and Nathan K. Sleeper, a partner of CD&R, to serve as directors of the Issuer.  In their capacity as directors of the Issuer, Messrs. Knisely and Sleeper or any successor Purchaser Designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate

In particular, each Reporting Person may, subject to the limitations set forth in the Investment Agreement (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may, subject to the limitations set forth in the Investment Agreement, engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. Pursuant to the Investment Agreement, the Reporting Persons directly holding Preferred Shares or Common Shares are entitled to designate, nominees to the Board, which will afford access to, and participation in, deliberations of the Board regarding the business, operations, Board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Investment Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management, or their employment by the Issuer.

Except as described in Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.   Interest in Securities of the Issuer.

(a)

(i) CD&R Holdings is the beneficial owner of 9,694,619 Common Shares on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), which are issuable upon conversion, at the option of the holder, of the 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 12.5% of the voting power of the Issuer, based on (x) the initial conversion price of $41.26 and (y) 67,734,465 Common Shares outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-K, filed November 11, 2017.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the Preferred Shares in which CD&R Holdings has beneficial ownership. CD&R Holdings GP expressly disclaims beneficial ownership of the Preferred Shares in which CD&R Holdings has beneficial ownership. Investment and voting decisions with respect to the Preferred Shares or Common Shares held by CD&R Holdings or CD&R Holdings GP are made by an investment committee comprised of more than ten investment professionals of Clayton, Dubilier & Rice, LLC, or the “Investment Committee.” All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the Preferred Shares directly held by CD&R Holdings. Such persons expressly disclaim such beneficial ownership.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares or Preferred Shares during the past 60 days, other than the acquisition by CD&R Holdings on January 2, 2018 of 400,000 Preferred Shares pursuant to the Investment Agreement.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

A Joint Filing Agreement, dated January 4, 2018, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Investment Agreement

On August 24, 2017 the Issuer entered into a definitive purchase agreement to acquire, for approximately $2.625 billion, all of the issued and outstanding shares of capital stock of Allied Building Products Corp. and an affiliated entity (together with its and their respective subsidiaries, “Allied”) on the terms and subject to the conditions set forth in the stock purchase agreement related thereto (the “Allied Acquisition”).  On August 24, 2017, in connection with the execution of such stock purchase agreement, the Issuer entered into an investment agreement (the “Investment Agreement”) with CD&R Holdings (together with its affiliated funds, the “CD&R Investors”) and Clayton, Dubilier & Rice Fund IX, L.P. (solely for the purpose of limited provisions therein) for the purchase of  Preferred Shares in order to partially finance the Allied Acquisition.

The Preferred Shares are perpetual participating preferred stock of the Issuer, with an initial conversion price of $41.26 per share, and accrue dividends at a rate of 6.0% per annum (payable in cash or in-kind, subject to specified limitations).  If the Issuer issues additional Preferred Shares as “in-kind” dividend payments that, together with the 400,000 Preferred Shares issued to CD&R Holdings at closing on January 2, 2018, represent in excess of 12,071,937 Common Shares on an as-converted basis, and in certain other circumstances as provided in the

Certificate of Designations, a “Triggering Event” would occur. Upon the occurrence of a “Triggering Event,” the dividend rate will increase to 9.0% per annum for so long as the Triggering Event remains in effect.  If the Issuer declares or pays a cash dividend on the Common Shares, the Issuer will be required to declare and pay a dividend on the outstanding Preferred Shares on a pro rata basis with the Common Shares determined on an as-converted basis (without giving effect to any limitations on conversion or convertibility).

The Preferred Shares may be converted to Common Shares at any time following issuance thereof at the option of the holder.  Pursuant to the Investment Agreement, upon closing of the Allied Acquisition on January 2, 2018, CD&R Holdings purchased 400,000 Preferred Shares with an aggregate initial liquidation preference of $400 million, at a purchase price of $1,000 per share. Such Preferred Shares may be converted at any time at the option of the holder into 9,694,619 Common Shares representing approximately 12.5% of the Issuer’s outstanding Common Shares (as of October 31, 2017, assuming no adjustment to the initial conversion price of $41.26 per share and without giving effect to any accrued and unpaid dividends). In addition, the Issuer may, at its option, require conversion of all (but not less than all) of the outstanding Preferred Shares to Common Shares if at any time the Common Shares trading price exceeds 200% of the then-effective conversion price for at least 75 out of 90 trailing trading days.  The conversion price of the Preferred Shares is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar event.

The maximum number of Common Shares into which the Preferred Shares may be converted (taking into account any Preferred Shares issued as in-kind dividend payments) is limited to 12,071,937 Common Shares, which represents 19.99% of the total number of shares of Common Shares issued and outstanding immediately prior to the execution of the Investment Agreement, unless and until the Issuer obtains stockholder approval of such issuance under the NASDAQ listing rules.

Holders of the Preferred Shares generally are entitled to vote with the holders of Common Shares on all matters submitted for a vote of holders of Common Shares (voting together with the holders of Common Shares as one class on an as-converted basis, subject to the limitation on conversion described above). The prior written consent of the holders of a majority of the Preferred Shares is also required to, among other things, (i) amend or modify the Issuer’s charter, by-laws or the Certificate of Designations to adversely affect the Preferred Shares or (ii) amend the Issuer’s debt agreements to, among other things, adversely affect the Issuer’s ability to pay dividends on the Preferred Shares, subject to certain exceptions.

The holders of Preferred Shares have the right to receive a liquidation preference entitling them to be paid out of the Issuer’s assets available for distribution to shareholders in connection with a liquidation, dissolution or winding up, before any payment may be made to holders of Common Shares, an amount equal to the greater of (a) 100% of the liquidation preference thereof plus all accrued and unpaid dividends or (b) the amount that such holder would have been entitled to receive upon the Issuer’s liquidation, dissolution and winding up if all outstanding Preferred Shares had been converted into Common Shares immediately prior to such liquidation, dissolution or winding up, without regard to any limitations on conversion or convertibility.

Furthermore, the holders of Preferred Shares have certain redemption rights upon certain change of control events involving the Issuer, which, if exercised, would require the Issuer to repurchase all of the outstanding Preferred Shares for cash at the original purchase price of the Preferred Shares plus all accrued and unpaid dividends thereon.

The Investment Agreement provides that the CD&R Investors  (i) may designate two Issuer directors, for so long as the CD&R Investors hold Preferred Shares (or Common Shares issued upon conversion of the Preferred Shares) representing at least 50% of the Preferred Shares initially issued to the CD&R Holdings at closing, and (ii) may designate one Issuer director, for so long as the CD&R Investors hold Preferred Shares (or Common Shares issued upon conversion of the Preferred Shares) representing less than 50%, but at least 25%, of such Issuer shares so received by CD&R Holdings (such directors, the “Purchaser Designees”).

For so long as the CD&R Investors hold Preferred Shares (or Common Shares issued upon conversion of the Preferred Shares) representing at least 25% of the Preferred Shares initially issued to CD&R Holdings at the closing, the CD&R Investors will have customary preemptive rights to participate in future equity and equity-linked issuances by the Issuer up to the extent necessary to maintain its pro rata ownership percentage in the Issuer, subject to customary exceptions.

The Investment Agreement further provides that, for the longer of 24 months post-closing and six months after the date on which the CD&R Investors no longer have a designee on the Board, subject to customary exceptions and an exception for additional Common Shares to the extent acquired solely from cash dividends received on the Preferred Shares, the CD&R Investors will be subject to customary standstill restrictions.

The CD&R Investors are restricted from transferring to a non-affiliate Preferred Shares or any Common Shares received upon conversion thereof until July 2, 2019.  The CD&R Investors are also restricted at any time from transferring Preferred Shares initially issued to CD&R Holdings or any Common Shares received upon conversion thereof to certain prohibited transferees, including persons who beneficially own five percent (5%) or more of any class or series of equity investors of the Issuer, certain specified competitors and certain potential activist investors, subject to specified exceptions.

At each meeting of the stockholders of the Issuer, the CD&R Investors are required to use reasonable best efforts to cause each of their respective affiliates and representatives to vote all of the Preferred Shares and Common Shares beneficially owned, directly or indirectly, by Clayton, Dubilier & Rice Fund IX, L.P. (i) in favor of each director nominated and recommended by the Board (which nomination and recommendation shall include the Purchaser Designees) and (ii) against any stockholder nominations for director or other stockholder proposals which are not approved and recommended by the Board.

Registration Rights Agreement

On January 2, 2018, the Issuer entered into a registration rights agreement with CD&R Holdings, attached hereto as Exhibit 99.3 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file a resale shelf registration statement for the benefit of CD&R Holdings and its permitted transferees (collectively, the “CD&R Stockholders”) promptly upon the expiration of the 18-month post-closing lock-up period, and pursuant to which the CD&R Stockholders may make up to four requests (only two of which may require a customary “road show” or other substantial marketing efforts) that the Issuer conduct an underwritten offering of, or register, Common Shares received upon conversion of Preferred Shares held by the CD&R Stockholders and eligible for registration thereunder (“registrable securities”). The CD&R Stockholders also have customary piggyback registration rights and may request that the Issuer include their registrable securities in certain future registration statements or offerings of Common Shares by the Issuer. These registration rights will terminate when the CD&R Stockholders no longer own any registrable securities or Preferred Shares.

The foregoing descriptions of the Investment Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in its entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.2 and 99.3.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person’s knowledge, any other persons identified on the respective Schedules attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person’s knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Exhibit 99.1 — Joint Filing Agreement

2

Exhibit 99.2 — Investment Agreement, dated as of August 24, 2017, by and among Beacon Roofing Supply, Inc., CD&R Boulder Holdings, L.P. and Clayton, Dubilier & Rice Fund IX, L.P. (solely for purposes of Sections 4.13 and 4.14 thereof), including the form of Certificate of Designations and Registration Rights Agreement attached as Exhibits A and B thereto, respectively (incorporated by reference to Exhibit 10.1 of the Current Report on

Form 8-K of Beacon Roofing Supply, Inc. filed on August 27, 2014).

3

Exhibit 99.3 — Registration Rights Agreement, dated as of January 2, 2018, by and among Beacon Roofing Supply, Inc., CD&R Boulder Holdings, L.P. and any Person who becomes a party thereto pursuant to Section 8(d) thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, Ltd.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Kevin J. Conway	Mr. Conway is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America